            AMEX : REX
                        TSX : VIR
ViRexx Medical Corp.                                                                                                                                                           For Immediate Release

VIREXX ANNOUNCES 2008 FIRST QUARTER RESULTS AND RECEIVES NOTIFICATION OF NON-COMPLIANCE FROM THE AMERICAN STOCK EXCHANGE

EDMONTON, ALBERTA – May 13, 2008 – ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B & C and embolotherapy treatments for tumours, today announced its financial and operational results for the three-month period ended March 31, 2008.

“The Company continued to re-group during the first quarter, focusing our attention on the previously announced refinancing through a Rights Offering, which will enable us to continue with our strategy of focusing on the Chimigen™ Platform technology and refining the partnership opportunities for our embolotherapeutic candidates from the Occlusin™ Platform.” said Darrell Elliott, Executive Chairman and CEO of ViRexx. “We continue to evaluate the possibility of further partnered clinical trials for candidates from our AIT™ Platform and are working on several alternatives to enhance our balance sheet.”

Operational Update

As announced on March 31, 2008 we expect to file a final short form prospectus for a rights offering in May 2008.  The subscription price has not yet been determined and will be equal to the weighted average of the closing price of the Company’s common shares on the Toronto Stock Exchange (“TSX”) for each of the trading days on which there was a closing price during the three trading days immediately preceding the date of the final prospectus in respect of the offering, less a discount of 25%.  The Company has applied to list on the TSX the rights distributed under the short form prospectus and the shares issuable upon the exercise of the rights.  Approval of such listing will be subject to the Company fulfilling all of the listing requirements of the TSX.  The Company has applied to list the shares issuable upon the exercise of the rights (but not the rights themselves) on the American Stock Exchange (“AMEX”). Approval of such listings will be subject to the Company fulfilling all of the listing requirements of the AMEX.  The offering will only be available to existing shareholders on the, as yet to be determined, record date.  The Company is continuing negotiations to secure a Standby Guarantor for the rights offering.  If successful, the Company anticipates raising net proceeds to provide approximately 12 months of operating capital.  In the event these negotiations are not successful, the Board of Directors of the Company will undertake a strategic review of its alternatives.

On April 3, 2008 Mr. Peter P. Smetek, Jr. ceased to be a director of the Company.  Mr. Darrell Elliott, Mr. Doug Gilpin, Mr. Jacques Lapointe, Mr. Michael Marcus and Mr. Yves Cohen continue to serve as the Company’s Board of Directors.

On April 23, 2008 Mr. Erich Bam ceased to be an Officer of the Company and no longer acts as the Chief Operating Officer.

On May 6, 2008, the Company received notification from the AMEX that it was no longer in compliance with certain of the AMEX’s continued listing standards set forth in Part 10 of the AMEX Company Guide (“Company Guide”) and the Company has therefore become subject to the procedures and requirements of  Section 1009 of the Company Guide.

Specifically, the Company is not in compliance with Section 1003(a)(i) of the Company Guide with stockholders’ equity of less than $2,000,000 and losses from continuing operations and/or net losses in two out of its three most recent fiscal years, Section 1003(a)(ii) of the Company Guide with stockholders’ equity of less than $4,000,000 and losses from continuing operations and/or net losses in three out of its four most recent fiscal years, Section 1003(a)(iii) of the Company Guide with stockholders’ equity of less than $6,000,000 and losses from continuing operations and/or net losses in its five most recent fiscal years, and Section 1003(a)(iv) of the Company Guide in that it has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the AMEX, as to whether such company will be able to continue operations and/or meet its obligations as they mature.

In order to maintain its AMEX listing, the Company must submit a plan by June 6, 2008 addressing how it intends to regain compliance with Section 1003(a)(iv) of the Company Guide by November 6, 2008 and Sections 1003(a)(i), (ii), (iii) of the Company Guide by November 6, 2009 .

Financial Highlights
(All amounts reported are in Canadian dollars unless otherwise stated)

For the three months ended March 31, 2008, the net loss was $1,723,457 or ($0.02) per common share, as compared to $2,924,027 or ($0.04) per common share for the three months ended March 31, 2007.

Research and development expenses for the three months ended March 31, 2008, were $630,277 compared to $1,125,252 for the same period ended 2007, a decrease of $494,977.  The difference in research and development was due to lower staffing levels compared to the same period in 2007 and the receipt of funding from Alberta Heritage Foundation for Medical Research - Industrial Research Fellowship which began in April 2007, and an increase in NRC-IRAP funding.

Corporate administration expenses for the three months ended March 31, 2008, totaled $1,057,838, a decrease of $407,072 from $1,464,910 for the three months ended March 31, 2007. During the period, efforts continued on business development including the pursuit of potential partnerships and finance arrangements for product candidates and technology platforms.  The significant decrease from 2007 in business development of is a direct result of a reduction of management personnel in this department.  There was also a decrease in employee related costs.

As at March 31, 2008, the Company’s cash and short-term investments totalled $1,088,666 as compared with $2,575,248 at March 31, 2007. The Company’s net cash used in operating activities amounted to $1,485,278 for the three-months ended March 31, 2008, reflecting the Company’s use of cash to fund corporate administration expenses, including costs incurred for the public offering, business development expenses, manufacturing costs and other research and development expenses. As at April 30, 2008 the Company’s cash and cash equivalents and short-term investments totaled approximately $500,000

At March 31, 2008, the Company had 72,760,617 shares outstanding. The number of stock options and warrants outstanding at March 31, 2007 is 5,232,811 and 2,618,182 respectively and could generate proceeds of $ 7,938,342 if exercised.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumours. For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Darrell Elliott Chairman and Chief Executive Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 investor@virexx.com	Brent Johnston Chief Financial Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 investor@virexx.com

Financial statements attached:

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Balance Sheets
(Unaudited)

(expressed in Canadian dollars)

	March 31, 2008 $	December 31, 2007 $

Assets

Current assets
Cash and cash equivalents	1,046,167	2,533,105
Short-term investments	42,499	42,143
Prepaid expenses and deposits	133,040	139,641
Other current assets	124,147	75,572

	1,345,853	2,790,461
Property and equipment	471,221	500,371

	1,817,074	3,290,832

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 8)	2,337,035	2,103,372
Current portion of obligations under capital lease	4,271	5,931

	2,341,306	2,109,303

Commitments and contingencies (notes 9 and 10)

Capital deficiency

Common shares – no par value, unlimited shares authorized; 72,760,717 shares issued and outstanding	54,064,680	54,064,680
Contributed surplus	12,516,406	12,498,710
Deficit accumulated during development stage	(67,105,318)	(65,381,861)

	(524,232)	1,181,529

	1,817,074	3,290,832

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Statements of Loss, Comprehensive Loss and Accumulated Deficit
(Unaudited)

(expressed in Canadian dollars)

	Three-month period ended		Cumulative from October 30, 2000 to
	March 31, 2008 $	March 31, 2007 $	March 31, 2008 $

Revenue	-	-	-

Expenses
Corporate administration	1,057,838	1,464,910	18,591,626
Research and development	630,277	1,125,252	19,282,891
Amortization	29,150	650,879	7,964,075

	1,717,265	3,241,041	45,838,592

Loss from operations	(1,717,265)	(3,241,041)	(45,838,592)

Other income (expenses)
Interest	11,686	84,610	977,620
Loss on disposal of property and equipment	-	-	(104,842)
Impairment of acquired intellectual property (note 6)	-	-	(24,991,344)
(Loss) gain on foreign exchange	(17,878)	4,211	(51,124)
Debenture interest	-	-	(272,960)
Other	-	-	19,055

	(6,192)	88,821	(24,423,595)

Loss before income taxes	(1,723,457)	(3,152,220)	(70,262,187)

Future income tax recovery	-	228,193	4,526,803

Net loss and comprehensive loss	(1,723,457)	(2,924,027)	(65,735,384)

Accumulated deficit – Beginning of period	(65,381,861)	(33,814,171)

Accumulated deficit – End of period	(67,105,318)	(36,738,198)

Basic and diluted loss per common share (note 14)	$(0.02)	$(0.04)

Basic and diluted weighted average number of common shares outstanding	72,760,717	72,760,717

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Statements of Cash Flows
(Unaudited)

(expressed in Canadian dollars)

	Three-month period ended		Cumulative from October 30, 2000 to
	March 31, 2008 $	March 31, 2007 $	March 31, 2008 $
Cash provided by (used in)

Operating activities
Net loss for the period	(1,723,457)	(2,924,027)	(65,735,384)
Items not affecting cash
Debenture interest	-	-	265,487
Amortization	29,150	650,879	7,964,075
Stock-based compensation (note 13)	17,696	102,130	2,422,031
Common share issued to consultants for services rendered	-	-	148,000
Impairment of acquired intellectual property	-	-	25,233,970
Loss on disposal of property and equipment	-	-	104,842
Unrealized foreign exchange gain	-	-	(9,827)
Future income taxes	-	(228,193)	(4,526,803)
Change in non-cash working capital items (note 15)	191,689	(116,700)	2,007,207
Purchase of short-term investments	(356)	(259,324)	(2,385,513)
Redemption of short-term investments	-	2,662,325	12,679,851
	(1,485,278)	(112,910)	(21,832,064)

Financing activities
Repayment of obligations under capital lease	(1,660)	(1,368)	(9,943)
Issuance of share capital – net of share issue costs	-	-	33,066,639
Convertible debentures	-	-	84,856
Repurchase of common shares	-	-	(2,255,776)
	(1,660)	(1,368)	30,885,776

Investment activities
Acquisition of property and equipment	-	-	(1,150,396)
Cash acquired on business acquisitions	-	-	3,729,561
Proceeds on sale of property and equipment	-	-	17,753
Expenditures on patents and trademarks	-	-	(267,626)
Purchase of short-term investments	-	-	(31,426,872)
Redemption of short-term investments	-	-	21,090,035
	-	-	(8,007,545)

(Decrease) increase in cash	(1,486,938)	(114,278)	1,046,167

Cash and cash equivalents – Beginning of period	2,533,105	405,354	-

Cash and cash equivalents – End of period	1,046,167	291,076	1,046,167